The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement and related prospectus and prospectus supplement do not constitute an offer to sell these securities and we are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated March 24, 2014

Pricing Supplement No. 9 (to Prospectus dated November 21, 2011 and Prospectus Supplement dated January 24, 2012)	Filed under Rule 424(b)(5) File No. 333-178087

SLM Corporation
Medium Term Notes, Series A
Due 9 Months or Longer From the Date of Issue

Principal Amount: $	Floating Rate Notes: ☐	Fixed Rate Notes: ☒
Original Issue Date: March , 2014	Closing Date: March , 2014	CUSIP Number:
Maturity Date:	Option to Extend Maturity: ☒ No ☐ Yes If Yes, Final Maturity Date:	Specified Currency: U.S. Dollars

Redeemable in whole or in part at the option of the Company:	☐ No ☒ Yes	Redemption Price:	See “Additional Terms of the Notes – Optional Redemption.”
		Redemption Dates:	At any time as described in “Additional Terms of the Notes – Optional Redemption.”
Repayment at the option of the Holder:	☒ No	Repayment Price:	Not Applicable.
	☐ Yes	Repayment Dates:	Not Applicable.
Repurchase Upon a Change of Control Triggering Event:	☐ No ☒ Yes

Applicable to Fixed Rate Notes Only:
Interest Rate: % per annum	Interest Payment Dates:	Each and during the term of the Notes, unless earlier redeemed, beginning , subject to adjustment in accordance with the following business day convention.
Interest Accrual Method: 30/360.	Interest Periods:
From and including the Original Issue Date or each                  and                 thereafter, as the case may be, to and including the next succeeding                  and                  , as the case may be, unless earlier redeemed, with no adjustment to period end dates for accrual purposes.

Joint Book-Running Managers

Barclays	Credit Suisse	J.P. Morgan

March    , 2014

Business Day Convention:	Following Business Day, unadjusted.

Business Day:	New York.

Form:	Book-entry.

Denominations:	$2,000 minimum and integral multiples of $1,000 in excess thereof.

Trustee:
The Bank of New York Mellon, as successor trustee by virtue of a transfer of all or substantially all of the corporate trust business assets of JPMorgan Chase Bank, National Association, formerly known as JPMorgan Chase Bank and The Chase Manhattan Bank.

Agents:	The following agents are acting as underwriters in connection with this issuance.

Agents	Principal Amount of Notes
Barclays Capital Inc.	$	[•]
Credit Suisse Securities USA LLC		[•]
J.P. Morgan Securities LLC		[•]
Total	$	[•]

Issue Price:	%

Agents’ Commission:	% ( bps)

Net Proceeds:	$

Concession:	% ( bps)

Reallowance:	% ( bps)

CUSIP Number:

ISIN:

Common Code:

An affiliate of one of the underwriters may enter into a swap transaction in connection with the Notes and may receive compensation for that transaction.
______________________

Obligations of SLM Corporation and any subsidiary of SLM Corporation are not guaranteed by the full faith and credit of the United States of America. Neither SLM Corporation nor any subsidiary of SLM Corporation is a government-sponsored enterprise or an instrumentality of the United States of America.

TABLE OF CONTENTS

Cautionary Statement Concerning Forward-Looking Statements	PS-4
Additional Terms of the Notes	PS-4
The Separation	PS-9
Legal Proceedings	PS-10
Unaudited Pro Forma Condensed Consolidated Financial Statements of Navient Corporation	PS-12
Underwriters – Other Relationships	PS-20
Glossary	PS-21

We have not authorized anyone to provide any information other than that contained or incorporated by reference in this pricing supplement, the prospectus supplement, the prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you.

Cautionary Statement Concerning Forward-Looking Statements

This pricing supplement and the reports incorporated by reference into the accompanying prospectus contain “forward-looking” statements and information based on management’s current expectations as of the date of this filing. Statements that are not historical facts, including statements about our beliefs, opinions or expectations and statements that assume or are dependent upon future events, are forward-looking statements. In particular, information included under “Unaudited Pro Forma Condensed Consolidated Financial Statements” contains forward-looking statements. Forward-looking statements are subject to risks, uncertainties, assumptions and other factors that may cause actual results to be materially different from those reflected in such forward-looking statements. These factors include, among others, the risks and uncertainties set forth in Item 1A “Risk Factors” of our Annual Report on Form 10-K  incorporated by reference into the accompanying prospectus and elsewhere in the reports incorporated by reference into the accompanying prospectus, and this pricing supplement; increases in financing costs; limits on liquidity; increases in costs associated with compliance with laws and regulations; changes in accounting standards and the impact of related changes in significant accounting estimates; any adverse outcomes in any significant litigation to which we are a party; credit risk associated with our exposure to third parties, including counterparties to our derivative transactions; and changes in the terms of student loans and the educational credit marketplace (including changes resulting from new laws and the implementation of existing laws). We could also be affected by, among other things: changes in our funding costs and availability; reductions to our credit ratings or the credit ratings of the United States of America; failures of our operating systems or infrastructure, including those of third-party vendors; damage to our reputation; failures to successfully implement cost-cutting and restructuring initiatives and adverse effects of such initiatives on our business; risks associated with restructuring initiatives, including our recently announced strategic plan to separate our existing operations into two, separate, publicly-traded companies; changes in the demand for educational financing or in financing preferences of lenders, educational institutions, students and their families; changes in law and regulations with respect to the student lending business and financial institutions generally; increased competition from banks and other consumer lenders; the creditworthiness of our customers; changes in the general interest rate environment, including the rate relationships among relevant money-market instruments and those of our earning assets versus our funding arrangements; changes in general economic conditions; our ability to successfully effectuate any acquisitions and other strategic initiatives; and changes in the demand for debt management services. The preparation of our consolidated financial statements also requires management to make certain estimates and assumptions, including estimates and assumptions about future events. These estimates or assumptions may prove to be incorrect. All forward-looking statements contained in this pricing supplement and the reports incorporated by reference into the accompanying prospectus are qualified by these cautionary statements and are made only as of the date of this report. We do not undertake any obligation to update or revise these forward-looking statements to conform such statements to actual results or changes in our expectations. References to Navient (as defined herein) and SLM BankCo (as defined herein) are forward-looking in nature and dependent on the successful completion of the Spin-Off (as defined herein).

References in this pricing supplement and the reports incorporated by reference into the accompanying prospectus to “we,” “us,” “our” “Sallie Mae” and the “Company,” refer to SLM Corporation and its subsidiaries, except as otherwise indicated or unless the context otherwise requires.

Additional Terms of the Notes

Optional Redemption

The notes will be redeemable as a whole or in part, at our option at any time, at a redemption price equal to the greater of (i) 100% of the principal amount of such notes and (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon (exclusive of interest accrued to the date of redemption) discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus         basis points, plus in each case accrued interest thereon to the date of redemption.

“Treasury Rate” means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity or interpolated (on a day count basis) of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

“Comparable Treasury Issue” means the United States Treasury security or securities selected by an Independent Investment Banker as having an actual or interpolated maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of a comparable maturity to the remaining term of such notes.

“Independent Investment Banker” means one of the Reference Treasury Dealers appointed by the Trustee after consultation with us.

“Comparable Treasury Price” means, with respect to any redemption date, (A) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (B) if the Trustee obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such quotations.

“Reference Treasury Dealer” means each of Barclays Capital Inc., Credit Suisse Securities USA LLC and J.P. Morgan Securities LLC plus two others or their affiliates which are primary U.S. Government securities dealers, and their respective successors; provided, however, that if any of the foregoing or their affiliates shall cease to be a primary U.S. Government securities dealer in The City of New York (a “Primary Treasury Dealer”), SLM Corporation shall substitute therefor another Primary Treasury Dealer.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer at 3:30 p.m. New York time on the third business day preceding such redemption date.

Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of notes to be redeemed.

Unless we default in payment of the redemption price, on and after the redemption date interest will cease to accrue on the notes or portions thereof called for redemption.

Repurchase Upon a Change of Control

If a Change of Control Triggering Event occurs, unless we have exercised our right, if any, to redeem the notes in full, we will offer (the “Change of Control Offer”) to repurchase any and all of each noteholder’s notes (equal to $2,000 or an integral multiple of $1,000 above that amount) at a repurchase price in cash equal to 101% of the aggregate principal amount of the notes repurchased plus accrued and unpaid interest, if any, thereon, to the date of repurchase (the “Change of Control Payment”). Within 30 days following any Change of Control Triggering Event, we will be required to mail a notice to noteholders, with a copy to the trustee, describing the transaction or transactions that constitute the Change of Control Triggering Event and offering to repurchase the notes on the date specified in the notice, which date will be no less than 30 days and no more than 60 days from the date such notice is mailed (the “Change of Control Payment Date”), pursuant to the procedures described in such notice.

We must comply with the requirements of Rule 14e-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the notes as a result of a Change of Control Triggering Event. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control repurchase provisions of the notes, we will be required to comply with the applicable securities laws and regulations and will not be deemed to have breached our obligations under the Change of Control repurchase provisions of the notes by virtue of such conflicts.

We will not be required to offer to repurchase the notes upon the occurrence of a Change of Control Triggering Event if a third party makes such an offer in the manner, at the times and otherwise in compliance with the requirements for an offer made by us and the third party repurchases on the applicable date all notes properly tendered and not withdrawn under its offer; provided that for all purposes of the notes and the indenture governing the notes, a failure by such third party to comply with the requirements of such offer and to complete such offer shall be treated as a failure by us to comply with our obligations to offer to purchase the notes unless we promptly make an offer to repurchase the notes at 101% of the principal amount thereof plus accrued and unpaid interest, if any, thereon, to the date of repurchase, which shall be no later than 30 days after the third party’s scheduled Change of Control Payment Date.

On the Change of Control Payment Date, we will be required, to the extent lawful, to:

•	accept or cause a third party to accept for payment all notes or portions of notes properly tendered pursuant to the Change of Control Offer;

•	deposit or cause a third party to deposit with the paying agent an amount equal to the Change of Control Payment in respect of all notes or portions of notes properly tendered; and

•	deliver or cause to be delivered to the trustee the notes properly accepted, together with an officer’s certificate stating the principal amount of notes or portions of notes being purchased.

The definition of Change of Control includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition of “all or substantially all” of the properties or assets of SLM Corporation and its subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise, established definition of the phrase under applicable law. Accordingly, the applicability of the requirement that we offer to repurchase the notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of SLM Corporation and its subsidiaries taken as a whole to another Person (as defined in the indenture governing the notes) or group may be uncertain.

Additionally, we will not execute any supplemental indenture that would make any change in the terms and conditions of this issuance of notes described above that would adversely affect the rights of any holder of such notes without the written consent of the holders of a majority in principal amount of the outstanding notes described above.

For purposes of the foregoing discussion of the applicable Change of Control provisions, the following definitions are applicable:

“Ratings Downgrade Event” means, on any date during the Trigger Period, the Notes being downgraded by at least one modifier (a modifier being plus, neutral or minus for S&P or Fitch, 1, 2 or 3 for Moody’s and a similar modifier by any other Rating Agency) by any two of the three Rating Agencies from the rating on the Notes by each such Rating Agency on the date prior to the first day of the Trigger Period; provided that no Ratings Downgrade Event shall be deemed to occur, if either (i) the rating on the Notes by each Rating Agency that downgraded its rating is an Investment Grade Rating after the downgrade or (ii) in respect of a particular Change of Control, the Rating Agency or Agencies (as applicable) that downgraded the Notes announce or confirm or inform the Trustee in writing that the reduction was not the result, in whole or in part, of any event or circumstance comprised of, or arising as a result of, or in respect of, the applicable Change of Control.

“Board of Directors” means the board of directors or comparable governing body of SLM Corporation; provided that if SLM Corporation is a wholly-owned subsidiary of another person, the Board of Directors means the board of directors or comparable governing body of such person.

“Change of Control” means the occurrence of any of the following: (1) direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of SLM Corporation and its subsidiaries taken as a whole to any “person” (as that term is used in Section 13(d)(3) of the Exchange Act) other than to SLM Corporation or one of its subsidiaries; (2) the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any “person” (as that term is used in Section 13(d)(3) of the Exchange Act) other than SLM Corporation or one of its subsidiaries becomes the beneficial owner, directly or indirectly, of more than 50% of the then-outstanding number of shares of SLM Corporation’s voting stock; (3) SLM Corporation consolidates with, or merges with or into, any “person” (as that term is used in Section 13(d)(3) of the Exchange Act), or any “person” (as that term is used in Section 13(d)(3) of the Exchange Act) consolidates with, or merges with or into, SLM Corporation, in any such event pursuant to a transaction in which any of the outstanding voting stock of SLM Corporation or such other “person” (as that term is used in Section 13(d)(3) of the Exchange Act) is converted into or exchanged for cash, securities or other property, other than any such transaction where the shares of the voting stock of SLM Corporation outstanding immediately prior to such transaction constitute, or are converted into or exchanged for, a majority of the voting stock of the surviving “person” (as that term is used in Section 13(d)(3) of the Exchange Act) immediately after giving effect to such transaction; (4) the first day on which a majority of the members of the Board of Directors are not Continuing Directors; or (5) the adoption of a plan relating to the liquidation or dissolution of SLM Corporation; provided, however, that a transaction will not be deemed to involve a Change of Control if (A) we become a wholly owned subsidiary of a holding company and (B) the holders of the voting stock of such holding company immediately following that transaction are substantially the same as the holders of SLM Corporation’s voting stock immediately prior to that transaction. For purposes of this definition, “voting stock” means capital stock or other equity interests, of any class or kind the holders of which are ordinarily, in the absence of contingencies, entitled to vote for the election of directors (or persons performing similar functions) of SLM Corporation, even if the right to vote has been suspended by the happening of such a contingency.

“Change of Control Triggering Event” means the occurrence of both (i) a Change of Control and (ii) a Ratings Downgrade Event.

“SLM Corporation” means SLM Corporation until a successor replaces it, and thereafter means the successor.

“Continuing Directors” means, as of any date of determination, any member of the Board of Directors who (1) was a member of the Board of Directors on the date of the issuance of the notes; or (2) was nominated for election or elected to the Board of Directors with the approval of a majority of the Continuing Directors who were members of such Board of Directors at the time of such nomination or election (either by specific vote or by approval of SLM Corporation’s proxy statement in which such member was named as a nominee for election as a director).

“Fitch” means Fitch, Inc., also known as Fitch Ratings.

“Investment Grade Rating” means a rating by Moody’s equal to or higher than Baa3 (or the equivalent under a successor rating category of Moody’s), a rating by S&P equal to or higher than BBB- (or the equivalent under any successor rating category of S&P), a rating by Fitch equal to or higher than BBB- (or the equivalent under any successor rating category of Fitch), and the equivalent investment grade credit rating from any replacement rating agency or rating agencies selected by us under the circumstances permitting us to select a replacement agency and in the manner for selecting a replacement agency, in each case as set forth in the definition of “Rating Agencies”.

“Moody’s” means Moody’s Investors Service, Inc.

“Rating Agencies” means (1) Moody’s, S&P and Fitch; and (2) if any or all of Moody’s, S&P or Fitch ceases to rate the notes or fails to make a rating of the notes publicly available for reasons outside of our control, a “nationally recognized statistical rating organization” within the meaning of Section 3(a)(62) under the Exchange Act, that we select (pursuant to a resolution of the Board of Directors) as a replacement agency for any of Moody’s, S&P or Fitch, or all of them, as the case may be.

“S&P” means Standard & Poor’s Ratings Services, a Standard & Poor’s Financial Services LLC business.

“Trigger Period” means the period commencing one day prior to the first public announcement by SLM Corporation of a Change of Control or an arrangement that could result in a Change of Control and ending 60 days following consummation of the Change of Control (which period will be extended following consummation of a Change of Control for so long as the rating of the Notes is under announced consideration for possible downgrade by any of the Rating Agencies as the result, in whole or in part, of any event or circumstance comprised of, or arising as a result of, or in respect of, the applicable Change of Control).

The Separation

SLM Corporation (“Existing SLM”) has announced its intent to separate into two, distinct, publicly-traded entities—an education loan management, servicing and asset recovery business (“Navient”), and a consumer banking business (“SLM BankCo”)—through the distribution of common stock in Navient to stockholders of Existing SLM (the “Spin-Off”). As a result of internal restructuring that will accompany the Spin-Off, Existing SLM, the obligor of the notes to be offered hereby and other outstanding public indebtedness (the “Unsecured Debt”), will become a limited liability company and wholly owned subsidiary of Navient. For more information regarding the Spin-Off, see “Item 1. Business— Reorganization and the Spin-Off” in our Annual Report on Form 10-K incorporated by reference into the accompanying prospectus.

Following the separation and distribution, Navient is expected to be the future issuer of senior unsecured notes and other public indebtedness.  Subject to receipt of certain approvals and as promptly as practicable following the separation and distribution, it is anticipated that Existing SLM will be merged into Navient, with Navient surviving.  Following the distribution and pending that merger, Navient is expected to fully and unconditionally guarantee Existing SLM’s outstanding senior unsecured debt.  While Navient will prepare and file reports with the SEC following the Spin-Off, Existing SLM is not expected to do so.

In connection with the Spin-Off, SLM BankCo will enter into a separation and distribution agreement with the Existing SLM and Navient. The separation and distribution agreement will provide for, among other things, indemnification obligations designed to make Navient financially responsible for substantially all liabilities that may exist whether incurred prior to or after the separation, relating to the business activities of Existing SLM prior to the separation and distribution (including those related to the FDIC, DOJ and CFPB matters described under “Legal Proceedings” below), other than those arising out of the consumer banking business and expressly assumed by SLM BankCo pursuant to the separation and distribution agreement. This includes Navient being financially responsible for all servicing and collections activities that it performed or directed on behalf of Sallie Mae Bank. If Navient is required to indemnify SLM BankCo under the circumstances set forth in the separation and distribution agreement, Navient may be subject to substantial liabilities including liabilities that are accrued, contingent or otherwise and regardless of whether the liabilities are known or unknown at the time of the separation and distribution. Existing SLM is party to various claims, litigation and legal, regulatory and other proceedings resulting from ordinary business activities relating to its current and former operations. Previous business activities of Existing SLM, including originations and acquisitions of various classes of consumer loans outside of Sallie Mae Bank, may also result in liability due to future laws, rules, interpretations or court decisions which purport to have retroactive effect, and such liability could be significant. Existing SLM may also be subject to liabilities related to past activities of acquired businesses. It is inherently difficult, and in some cases impossible, to estimate the probable losses associated with contingent and unknown liabilities of this nature, but future losses may be substantial and will be borne by Navient in accordance with the terms of the separation and distribution agreement.

Legal Proceedings

We and our subsidiaries and affiliates are subject to various claims, lawsuits and other actions that arise in the normal course of business.  It is also common for the Company, our subsidiaries and affiliates to receive information and document requests and investigative demands from state attorneys general, legislative committees and administrative agencies.  We are continuing to experience significant year-over-year increases in not only the numbers of requests and investigative demands from various regulators, states attorney generals and administrative agencies, but also in the depth and breadth of information being requested.  For more information, see “Item 3: Legal Proceedings” in our Form 10-K for the year ended December 31, 2013.

Regulatory Matters

Sallie Mae Bank and Sallie Mae, Inc. (“SMI”) continue working to negotiate an agreement with the Federal Deposit Insurance Corporation (“FDIC”) to resolve previously disclosed matters related to disclosures on late fees and other consumer issues.  With respect to alleged civil violations of the Servicemembers Civil Relief Act, Sallie Mae Bank and SMI continue to engage in separate negotiations regarding a comprehensive settlement, remediation and restitution plan with the FDIC and with the Department of Justice (“DOJ”), in its capacity as the agency having primary authority for enforcement of such matters.  As previously disclosed, in September 2013 and December 2013, SMI also received Civil Investigative Demands from the Consumer Financial Protection Bureau (“CFPB”) as part of its separate investigation regarding allegations relating to SMI’s payment allocation practices and the disclosures and assessment of late fees.  We have recently commenced discussions with the CFPB relating to the disclosures and assessment of late fees.  While discussions with and among the FDIC, DOJ and CFPB continue, we await responses to our prior settlement proposals.  Moreover, with no previous indication of the CFPB’s level of involvement or position, our existing estimates to resolve matters with the FDIC and DOJ did not contemplate the CFPB’s involvement at this time.  Consequently, the final costs to us of any settlement of these matters, including any civil money penalties, compliance remediation costs or otherwise, remain uncertain and may be greater than any reserve for estimated amounts and costs that may have been probable of being incurred in respect of such matters that we have previously taken or may take in the future.  There can be no assurance that we will reach a settlement of any of these matters with any of the FDIC, DOJ or CFPB.

We have made and continue to make changes to Sallie Mae Bank’s oversight of significant activities performed outside Sallie Mae Bank by affiliates and to our business practices in order to comply with all applicable laws and regulations and the terms of any cease and desist orders, including in connection with our pursuit of the Spin-Off.  However, depending on the outcome of currently pending actions by the above referenced regulators, we or Sallie Mae Bank could be required to, or otherwise determine to, make further changes to the business practices and products of Sallie Mae Bank, its affiliates and third-party provider relationships following the Spin-Off to respond to regulatory concerns.  Such changes to the business practices and products of Sallie Mae Bank or our other affiliates in response to current or future regulatory concerns and enforcement, or other action by the above referenced or other regulators, which may include civil money penalties and require restitution to customers, could materially and adversely impact our business, financial condition and results of operations.

Tina Ubaldi v. SLM Corporation

On March 18, 2011, a student loan borrower filed a putative class action complaint against Existing SLM in the U.S. District Court for the Northern District of California. The complaint is captioned Tina M. Ubaldi v. SLM Corporation et. al., Case No. C-11-01320EDL. The plaintiff purports to bring the complaint on behalf of a class consisting of other similarly situated California borrowers. The complaint alleges, among other things, that Existing SLM’s practice of charging late fees proportional to the amount of missed payments constitutes liquidated damages in violation of California law; and Existing SLM engages in unfair business practices by charging daily interest on private educational loans. Following motion practice and additional amendments to the complaint, which added usury claims under California state law, the operative complaint (Modified Third Amended Complaint) was filed on December 2, 2013.

Plaintiffs filed their Motion for Class Certification on October 22, 2013. A hearing on the Motion for Class Certification was held on March 4, 2014, and the Court’s decision is pending. Plaintiffs seek restitution of late charges and interest assessed against members of the class, injunctive relief, cancellation of all future interest payments, treble damages as permitted by law, as well as costs and attorneys’ fees, among other relief. Prior to the formation of Sallie Mae Bank in 2005, Existing SLM followed prevalent capital market practices of acquiring and securitizing private education loans purchased in secondary transactions from banks who originated these loans. Plaintiffs allege that the services provided by Existing SLM and SMI to these the originating banks result in Existing SLM and SMI constituting lenders on these loans. Since 2006, Sallie Mae Bank has originated the vast majority of all private education loans acquired by Existing SLM. The claims at issue in this case expressly exclude loans originated by Sallie Mae Bank since its inception. As a subsidiary of Navient, Existing SLM will remain the named party to this lawsuit. We believe that the lawsuit is entirely without merit and intend to defend it vigorously.

Unaudited Pro Forma Condensed Consolidated Financial Statements of Navient Corporation

The unaudited pro forma condensed consolidated financial statements of Navient presented below consist of an unaudited pro forma consolidated statement of income for the year ended December 31, 2013, and an unaudited pro forma consolidated balance sheet as of December 31, 2013. The unaudited pro forma condensed consolidated financial statements should be read in conjunction with the information under “Selected Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the consolidated financial statements and notes thereto of SLM Corporation, or “Existing SLM,” included in our Annual Report on Form 10-K incorporated by reference into the accompanying prospectus.

The unaudited pro forma condensed consolidated financial statements are not intended to be a complete presentation of Navient’s financial position or results of operations had the separation and distribution and related agreements referenced in our Annual Report on Form 10-K incorporated by reference into the accompanying prospectus under “Business — SLM BankCo After the Spin-Off — SLM BankCo’s Post-Separation Relationship with NewCo” occurred as of and for the period indicated. In addition, they are provided for illustrative and informational purposes only and are not necessarily indicative of Navient’s future results of operations or financial condition as an independent, publicly-traded company. The pro forma adjustments are based upon available information and assumptions that management believes are reasonable, that reflect the expected impacts of events directly attributable to the separation and distribution and related agreements, and that are factually supportable and for the purposes of the statement of operations, are expected to have a continuing impact on Navient. However, such adjustments are subject to change based on the finalization of the separation and distribution agreement with SLM BankCo and related agreements.

The unaudited pro forma consolidated statement of operations for the year ended December 31, 2013 reflects Navient’s results as if the separation and distribution and related transactions described in our Annual Report on Form 10-K incorporated by reference into the accompanying prospectus had occurred as of January 1, 2013. The unaudited pro forma consolidated balance sheet as of December 31, 2013 reflects our results as if the separation and distribution and such related transactions had occurred as of such date.

As described elsewhere in our Annual Report on Form 10-K incorporated by reference into the accompanying prospectus, from a legal standpoint, SLM BankCo, the post-separation successor to Existing SLM, is distributing Navient. However, due to the relative significance of Navient to Existing SLM, among other factors, for financial reporting purposes Navient will be treated as the “accounting spinnor” and therefore will be the “accounting successor” to Existing SLM, notwithstanding the legal form of the separation and distribution described in our Annual Report on Form 10-K incorporated by reference into the accompanying prospectus. As a result, the “Historical” financial statements for the periods presented herein are those of Existing SLM, which will be Navient’s accounting predecessor.

The unaudited pro forma condensed consolidated financial statements have been adjusted to give effect to the distribution by means of a tax-free dividend, at a 1-to-1 ratio, for U.S. stockholders and other adjustments resulting from the distribution, the transfer of certain assets and liabilities historically operated by Navient that will be contributed to Existing SLM’s post-separation successor SLM BankCo, Navient’s anticipated post-separation capital structure and the impact of, and transactions contemplated by, the separation and distribution agreement, tax sharing agreement, employee matters agreement, a transition services agreement and other commercial agreements between Navient and SLM BankCo summarized in our Annual Report on Form 10-K incorporated by reference into the accompanying prospectus, under “Certain Relationships and Related Party Transactions, and Director Independence.”

Navient is currently in the process of implementing plans, which are subject to further refinement, to separate from Existing SLM certain of the internal functions that Navient needs to operate effectively and fulfill its responsibilities as a stand-alone public company. These plans reflect anticipated recurring activities that are different than current activities, as well as certain nonrecurring activities that Navient expects will be required during its transition to a stand-alone public company.

The unaudited pro forma condensed consolidated financial statements do not give effect to future estimated annual operating expenses after separation, ranging from approximately $30 million to $45 million, attributed to various factors such as the following:

•	Personnel required to operate Navient as a stand-alone public company;

•	Possible changes in compensation with respect to new and existing positions;

•	The level of assistance required from professional service providers; and

•	The amount of capital expenditures for information technology infrastructure investments associated with being a stand-alone public company.

We have estimated the costs of the nonrecurring activities and will continue to revise our estimates as we implement our plans. We currently estimate the nonrecurring costs that Navient will incur during its transition to being a stand-alone public company to range from approximately $135 million to $160 million. Of this amount, $30 million relates to expected severance, with the remainder related to other costs. We anticipate that substantially all of these costs will be incurred during the period from July 1, 2013 to a date approximately nine months after the distribution date. Our historical consolidated statement of income for the year ended December 31, 2013 includes approximately $72 million of such costs. These costs relate to the following:

•	one-time legal, accounting, tax and consulting costs pertaining to structuring transactions and the separation and distribution and establishing Navient as a stand-alone public company;

•	costs to separate information systems;

•	office relocation costs;

•	recruiting and relocation costs associated with hiring key senior management personnel new to our company;

•	severance and related costs; and

•	other one-time costs.

We are continuing to refine our transition plan including specific arrangements for certain significant elements of Navient’s cost structure as a stand-alone public company. Although we believe our estimates of nonrecurring transition costs are reasonable based on the information we have to date, certain significant components of our estimates are preliminary and subject to change. A substantial portion of our estimated costs are thus not considered to be factually supportable.

Except for the pro forma adjustments described in footnote (d) to the tables below, we have not adjusted the unaudited pro forma consolidated statement of income presented below for nonrecurring transition costs as these costs are not expected to have an ongoing impact on Navient’s operating results.

The unaudited pro forma condensed consolidated financial statements of Navient presented herein constitute forward-looking information and are subject to uncertainties that could cause our actual results to differ materially from those inferred by such statements. See “Cautionary Statement Concerning Forward-Looking Statements” in this pricing supplement.

Navient Corporation

Unaudited Pro Forma Consolidated Balance Sheet

As of December 31, 2013

($ in millions except per share amounts)

	“Existing SLM” (a)	Less: Stand-alone SLM BankCo (b)	Less: Historical I/C charges, receivables and payables that are 3rd party for stand-alone SLM BankCo (c)		Add: Separation adjustments		Navient Pro forma
Assets
FFELP loans (net of allowance for losses)	$104,588	$1,425	$—		$—		$103,163
Private Education loans (net of allowance for losses)	37,512	6,506	—		—		31,006
Investments
Available-for-sale	109	—	—		—		109
Other	783	103	—		—		680

Total investments	892	103	—				789
Cash and cash equivalents	5,190	2,183	—		(578)	(h)2	2,429
Restricted cash and investments	3,650	4	—		—		3,646
Goodwill and acquired intangible assets, net	424	6	—		—		418
Other assets	7,287	480	(162)	(c)4	(3)	(g)	6,966

Total assets	$159,543	$10,707	$(162)		$(581)		$148,417

Liabilities
Short-term borrowings	$13,795	$6,145	$—		$—		$7,650
Long-term borrowings	136,648	2,807	—		—		133,841
Other liabilities	3,458	588	(162)	(c)4	—		3,032

Total liabilities	153,901	9,540	(162)		—		144,523

Equity
Preferred stock, par value $.20 per share; 20 million shares authorized, 7.3 million shares issued and outstanding, actual, and none issued and outstanding, as adjusted	565	—	—		(565)	(h)1	—
Common stock, par value $.20 per share; 1.125 billion shares authorized and 545 million shares issued and outstanding, actual, and 545 million shares issued and outstanding, as adjusted	109	—	—		—		109

Additional paid in capital	4,399	690	—		(16)		3,693
Accumulated other comprehensive income	13	(3)	—		—		16
Retained earnings	2,584	475	—		—		2,109

Total stockholders’ equity before treasury stock	7,670	1,162	—		(581)		5,927
Less: Common stock held in treasury at cost: 116 million shares, actual and 116 million shares, as adjusted	(2,033)	—	—		—		(2,033)

Total stockholders’ equity	5,637	1,162	—		(581)		3,894
Noncontrolling interest	5	5	—		—		—

Total equity	5,642	1,167	—		(581)		3,894

Total liabilities and equity	$159,543	$10,707	$(162)		$(581)		$148,417

Navient Corporation

Unaudited Pro Forma Consolidated Statement of Income

Year Ended December 31, 2013

($ in millions except per share amounts)

	“Existing SLM” (a)	Less: Stand-alone SLM BankCo (b)	Less: Historical I/C charges, receivables and payables that are 3rd party for stand-alone SLM BankCo (c)		Add: Separation adjustments		Navient Pro forma
Total interest income	$5,377	$551	$(18)	(c)3	—	(h)2	$4,844
Total interest expense	2,210	89	(1)		19	(h)3	2,141

Net interest income	3,167	462	(17)		(19)		2,703
Less: provisions for loan losses	839	69	—		—		770

Net interest income after provisions for loan losses	2,328	393	(17)		(19)		1,933

Other income (loss):
Gains on sales of loans and investments	302	260	(260)	(c)1	—		302
Losses on derivative and hedging activities, net	(268)	1	—		—		(269)
Servicing revenue	290	5	(3)	(c)2	4	(e)	292
Contingency revenue	420	—	—		—		420
Gains on debt repurchases	42	—	—		—		42
Other	100	32	—		32	(e)	100

Total other income (loss)	886	298	(263)		36		887

Expenses:
Total operating expenses	1,042	268	(26)	(c)2	8		808
Goodwill and intangible expenses	13	3	—		—		10
Restructuring and other reorganization expenses	72	2	—		(70)	(d)	—

Total expenses	1,127	273	(26)		(62)	(e)	818

Income from continuing operations, before income tax expense	2,087	418	(254)		79		2,002
Income tax expense	776	159	(93)	(c)5	29	(f)	739

Net income from continuing operations	$1,311	$259	$(161)		$50		$1,263

Earnings per common share calculation:
Net income from continuing operations	$1,311	$259	$(161)		$50		$1,263
Less: net loss attributable to non-controlling interests	(1)	(1)	—		—		—
Less: Preferred stock dividends	20	—	—		(20)	(h)1	—

Net income from continuing operations attributable to common stock	$1,292	$260	$(161)		$70		$1,263

Basic earnings (loss) per common share:
Continuing operations	$2.94						$2.87	(i)
Average common shares outstanding	440						440	(i)

Diluted earnings (loss) per common share:
Continued operations	$2.89						$2.82	(i)
Average common and common equivalent shares outstanding	449						449	(i)

Navient

Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements

(a)	Represents the historical financial statements of Existing SLM, the accounting predecessor of Navient.

(b)
Represents the operations, assets, liabilities and equity of SLM BankCo, which will be comprised of Sallie Mae Bank, Upromise Rewards, the Insurance Business, and the Private Education Loan origination functions. Included in these amounts are also certain general corporate overhead expenses related to SLM BankCo. General corporate overhead of $77 million for the year ended December 31, 2013, consisted of costs primarily associated with accounting, finance, legal, human resources, certain information technology costs, stock compensation, and executive management and the board of directors. These costs were generally allocated to SLM BankCo based on the proportionate level of effort provided to SLM BankCo relative to Existing SLM using a relevant allocation driver (e.g., in proportion to the number of employees by function that were being transferred to BankCo as opposed to remaining at Navient).

(c)
Represents intercompany transactions between SLM BankCo and Navient that were eliminated in consolidation of the historical Existing SLM financial statements in accordance with GAAP, but not eliminated from the historical financial statements of SLM BankCo. Examples of historical intercompany revenues, expenses, receivables and payables that are third party for stand-alone SLM BankCo include, but are not limited to, the following:

1.
Gains on intercompany loan and investment sales of $260 million for the year ended December 31, 2013, presented on SLM BankCo’s historical statement of income. Existing SLM historically has used Sallie Mae Bank to initially fund originated private education loans through their bank deposits with the intent for Existing SLM to purchase and securitize such loans at a future date. Sallie Mae Bank sells Private Education Loans to Existing SLM on a regular basis in order for Existing SLM to securitize the loans along with other Private Education Loans Existing SLM owns. This purchase activity by Existing SLM of Sallie Mae Bank loans resulted in $196 million of gains on intercompany loan sales. The remaining $64 million of gains on intercompany loan and investment sales relates to asset-backed security investments sold by SLM BankCo as further discussed in footnote (c)(3) below;

2.
FFELP and Private Education Loan servicing fees paid by SLM BankCo to Navient of $26 million for the year ended December 31, 2013, that were presented on SLM BankCo’s historical statement of income as operating expense. Sallie Mae Bank historically has not maintained servicing and collections functions. As a result, Sallie Mae Bank remits to Existing SLM a market rate to service and collect on their student loan portfolios. Conversely, SLM BankCo recognized $3 million of other revenue in connection with providing banking services to one of Existing SLM’s business units for the year ended December 31, 2013;

3.
During 2008, Existing SLM contributed $629 million (par value) of asset-backed securities to Sallie Mae Bank as additional capital. The asset-backed securities, which were issued by securitization trusts owned and consolidated by Existing SLM, were recorded at Sallie Mae Bank as available for sale investments until they were sold by Sallie Mae Bank during the fourth quarter of 2013. Sallie Mae Bank recorded $18 million of interest income and recognized a $64 million gain from the sale of the investments for the year ended December 31, 2013. For the purposes of the Existing SLM historical financial statements, the asset-backed securities held by Sallie Mae Bank, the associated debt at Existing SLM and related intercompany interest income/expense and gain on sale were eliminated in consolidation. Refer to footnote (h) for further discussion. Existing SLM contributed the $629 million (par value) of asset-backed securities as part of maintaining Sallie Mae Bank’s required regulatory capital levels;

4.
The other assets adjustment of $162 million consists of an intercompany receivable at Navient due from SLM BankCo. The $162 million other liabilities adjustment consists of the corresponding $162 million intercompany payable from BankCo to Navient;

5.
The income tax expense adjustment of $93 million for the year ended December 31, 2013, reflects the income tax effect of the pro forma adjustments at the statutory rate in effect in the respective tax jurisdiction during the period presented. The statutory tax rate for the year ended December 31, 2013, was 36.6 percent.

(d)
Reflects the removal of separation costs directly related to the separation and distribution that were incurred during the historical period. These costs were primarily for third-party tax, accounting, legal and other consulting fees as well as severance costs.

(e)
Represents the anticipated impact of (i) a tax sharing agreement, (ii) an employee matters agreement, (iii) a transition services agreement and (iv) other commercial agreements which will be in place at the time of the distribution. Please see “Certain Relationships and Related Party Transactions, and Director Independence” in our Annual Report on Form 10-K incorporated by reference into the accompanying prospectus for a general description of these agreements. The impacts of these agreements were determined based on the anticipated contractual provisions of the agreements in comparison with our historical operations on an as managed basis. No amounts have been included for a tax sharing agreement and an employee matters agreement because key terms have not yet been finalized. Any difference between the as managed basis and the impacts of these agreements are presented as a separation adjustment. The individual effects of each agreement are detailed in the table below:

	Year Ended December 31, 2013
	Agreements
(Dollars in millions)	Tax Sharing Agreement	Employee Matters Agreement	Transition Services Agreement	Other Commercial Agreements	Total	Other Separation Adjustments(1)		Total Separation Adjustments
Earnings data:
Net interest income after provision for loan losses	$—	$—	$—	$—	$—	$(19)		$(19)
Total other income	—	—	18	18	36	—		36
Total expenses	—	—	18	10	28	(90	)2	(62)
Income tax expense	—	—	—	3	3	26		29

Net income from continuing operations	$—	$—	$—	$5	$5	$45		$50

(1)	Other separation adjustments are comprised of the items in footnotes (d), (f), (g), and (h).
(2)	Amount is comprised of $70 million of separation costs discussed in footnote (d) above and $20 million of costs related to private loan servicing functions moving from Existing SLM to SLM BankCo.

(f)
The income tax expense adjustment of $29 million for the year ended December 31, 2013 reflects the income tax effects of the separation adjustments at the statutory rate in effect in the respective tax jurisdiction during the period presented. The statutory rate for the year ended December 31, 2013 was 36.6 percent.

(g)
Reflects a $3 million valuation allowance against deferred tax assets that will be required as a result of the separation. There will be certain indemnifications extended between SLM BankCo and Navient in accordance with the terms of the tax sharing agreement. At the time of separation, Navient will record a liability necessary to recognize the fair value of such indemnifications. Navient is currently in the process of determining the impact, if any, on the amount of the liability to be recorded.

(h)	Reflects changes in the capital structure of Navient as a result of the separation and distribution. Changes in the capital structure are a result of the following:

1.
In connection with the separation and distribution, SLM BankCo will succeed Existing SLM, by means of a merger, as the issuer of the preferred stock. An adjustment has been made to the balance sheet to reflect the transfer of the $565 million of Existing SLM preferred stock to SLM BankCo for the periods presented. As a result, Navient will not pay the dividends associated with this preferred stock. Preferred stock dividends were $20 million for the year ended December 31, 2013.

2.
In connection with the separation and distribution, it is anticipated that $578 million in cash will be contributed to SLM BankCo. $565 million of this cash is being contributed to support the $565 million of preferred stock discussed above and $13 million is being contributed as additional common stock paid-in-capital. An adjustment has been made to reflect the cash contribution at December 31, 2013. An adjustment to interest income of $0.4 million for the year ended December 31, 2013, reflects the removal of interest income historically earned on the cash contributed. The adjustment to interest income reflects an interest rate of approximately 0.07 percent for the year ended December 31, 2013, estimated using rates earned on comparable investments during the period.

3.
During 2008, Existing SLM contributed $629 million (par value) of asset-backed securities to Sallie Mae Bank as additional capital. For the purposes of the Existing SLM historical financial statements, the asset-backed securities held by Sallie Mae Bank, the associated debt at Existing SLM and related intercompany interest income/expense were eliminated in consolidation. See footnote (c)3 for further discussion of this intercompany transaction. As noted in (c)3, the asset-backed securities were sold by Sallie Mae Bank during the fourth quarter of 2013. However, as a result of the separation, these asset-backed securities are considered outstanding to a third party for the entire year ended December 31, 2013 as Navient consolidates the related securitization trust. Adjustment reflects the recognition by Navient of the related interest expense of $19 million for the year ended December 31, 2013.

(i)
Common stock and pro forma weighted average basic and diluted shares outstanding reflect the issuance of Navient common stock as a result of the separation and distribution. Pro forma basic earnings per share and pro forma weighted-average basic shares outstanding are based on the number of shares of Existing SLM common stock outstanding during each period, adjusted for a 1-to-1 distribution ratio. Pro forma diluted earnings per share and pro forma weighted-average diluted shares outstanding reflect common shares from Navient equity plans in which employees participate based on the distribution ratio.

Alternative performance measures — “Core Earnings” presentation

“Core Earnings” — Definition and Limitations

We prepare financial statements in accordance with GAAP. However, we also evaluate our business segments on a basis that differs from GAAP. We refer to this different basis of presentation as “Core Earnings.” We provide this “Core Earnings” basis of presentation on a consolidated basis for each business segment because this is what we review internally when making management decisions regarding our performance and how we allocate resources. We also refer to this information in our presentations with credit rating agencies, lenders and investors. Because our “Core Earnings” basis of presentation corresponds to our segment financial presentations, we are required by GAAP to provide “Core Earnings” disclosure in the notes to our consolidated financial statements for our business segments.

“Core Earnings” are not a substitute for reported results under GAAP. We use “Core Earnings” to manage each business segment because “Core Earnings” reflect adjustments to GAAP financial results for two items, discussed below, that create significant volatility mostly due to timing factors generally beyond the control of management. Accordingly, we believe that “Core Earnings” provide management with a useful basis from which to better evaluate results from ongoing operations against the business plan or against results from prior periods. Consequently, we disclose this information as we believe it provides investors with additional information regarding the operational and performance indicators that are most closely assessed by management. The two items for which we adjust our “Core Earnings” presentations are (1) our use of derivative instruments to hedge our economic risks that do not qualify for hedge accounting treatment or do qualify for hedge accounting treatment but result in ineffectiveness and (2) the accounting for goodwill and acquired intangible assets.

While GAAP provides a uniform, comprehensive basis of accounting, for the reasons described above, our “Core Earnings” basis of presentation does not. “Core Earnings” are subject to certain general and specific limitations that investors should carefully consider. For example, there is no comprehensive, authoritative guidance for management reporting. Our “Core Earnings” are not defined terms within GAAP and may not be comparable to similarly titled measures reported by other companies. Accordingly, our

“Core Earnings” presentation does not represent a comprehensive basis of accounting. Investors, therefore, may not be able to compare our performance with that of other financial services companies based upon “Core Earnings.” “Core Earnings” results are only meant to supplement GAAP results by providing additional information regarding the operational and performance indicators that are most closely used by management, our board of directors, rating agencies, lenders and investors to assess performance.

Differences between “Core Earnings” and GAAP

The two adjustments required to reconcile from Navient’s “Core Earnings” results to Navient’s GAAP results of operations relate to differing treatments for: (1) our use of derivative instruments to hedge our economic risks that do not qualify for hedge accounting treatment or do qualify for hedge accounting treatment but result in ineffectiveness and (2) the accounting for goodwill and acquired intangible assets. Substantially all of the Existing SLM GAAP to “Core Earnings” differences relate to Navient activities. Please see “Management’s Discussion and Analysis — ‘Core Earnings’ — Definition and Limitations” and “— Differences between ‘Core Earnings’ and GAAP” in our Annual Report on Form 10-K incorporated by reference into the accompanying prospectus for further discussion of the adjustments required to reconcile “Core Earnings” results to GAAP results. The following table reflects aggregate adjustments associated with these areas.

Year ended December 31, 2013
“Core Earnings” adjustments to GAAP:
Pro forma Navient GAAP net income from continuing operations	$1,263
Pro forma Navient income from discontinued operations, net of tax	106
Pro forma Navient GAAP net income	1,369
Net impact of derivative accounting	(243)
Net impact of goodwill and acquired intangible assets	10
Net income tax effect	96
Net effect from discontinued operations	6
Pro forma Navient “Core Earnings” net income	$1,238
Pro forma Navient Diluted “Core Earnings” EPS	$2.76

Underwriters - Other Relationships

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, financial  advisory, investment banking and other commercial dealings in the ordinary course of business with us, or our affiliates, including acting as lenders under various loan facilities. They have received, and may in the future receive, customary fees and commissions for these transactions.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. If any of the underwriters or their affiliates has a lending relationship with us, certain of those underwriters or their affiliates routinely hedge, and certain other of those underwriters or their affiliates may hedge, their credit exposure to us consistent with their customary risk management policies. Typically, such underwriters and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities, including potentially the notes offered hereby. Any such credit default swaps or short positions could adversely affect future trading prices of the notes offered hereby. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Glossary

Listed below are definitions of some key terms that are used throughout this pricing supplement.

FFELP — The Federal Family Education Loan Program, formerly the Guaranteed Student Loan Program, a program that was discontinued in 2010.

GAAP — generally accepted accounting principles in the United States of America.

Insurance Business — refers to the Existing SLM insurance services business which offers tuition insurance, renters insurance and student health insurance to college students and higher education institutions. The Insurance Business (a) is currently operated through one or more subsidiaries of Existing SLM and (b) as part of the internal corporate reorganization will be transferred by Existing SLM to, and be operated through one or more subsidiaries of, SLM BankCo.

Private Education Loan — refers to education loans to students or their families that are non-federal loans not insured or guaranteed under the previously existing FFELP.

Sallie Mae Bank — refers to Sallie Mae Bank, a Utah industrial bank that (a) is currently a subsidiary of Existing SLM and (b) as part of the internal corporate reorganization, will be transferred by Existing SLM to, and become a subsidiary of, SLM BankCo.

SLM BankCo — refers to the new consumer banking business that will exist after the Spin-Off.

Spin-Off — refers to the separation of SLM Corporation into two, distinct, publicly-traded entities through the distribution of the common stock of Navient to stockholders of SLM Corporation.

Upromise Rewards — refers to Upromise, Inc., a Delaware corporation that operates the Upromise Rewards program that (a) is currently a subsidiary of Existing SLM and (b) as part of the internal corporate reorganization will be transferred by Existing SLM to, and become a subsidiary of, SLM BankCo.

SLM Corporation